Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct Main Fax	212.407.4866 212.407.4000 212.937.3943
gcaruso@loeb.com

Via EDGAR and Federal Express

February 4, 2011

Kathleen Krebs Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3030

Re:	China VantagePoint Acquisition Company Amendment No. 4 to Form S-1 Filed January 24, 2011 File No. 333-170006

Dear Ms. Krebs:

On behalf of our client, China VantagePoint Acquisition Company, a Cayman Islands exempted company (the “Company”), we hereby provide responses to comments issued in a letter dated February 3, 2011 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneous with this submission we are submitting five clean and marked copies of an amended Registration Statement on Form S-1/A for the Company (the “Amended S-1”) reflecting the responses of the Company below.

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of the Amended S-1.

Los Angeles    New York    Chicago    Nashville    Washington, DC    Beijing   www.loeb.com

A limited liability partnership including professional corporations

Kathleen Krebs February 4, 2011 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
We note your response to comment one from our letter dated January 21, 2011.  Please provide an analysis in your next response letter relating to the applicability of Rule 14e-5 (prohibiting purchases outside of a tender offer from the tender offer’s announcement to its expiration) to your proposed 10b5-1 repurchase plan and redemption through a tender offer.  In your analysis, confirm your understanding that the announcement of the business combination is the equivalent of the announcement of a tender offer.  Consequently, revise your prospectus to reflect that the 10b5-1 repurchase plan must end upon the announcement of the business combination if the redemption will be effected through a tender offer.

COMPANY RESPONSE:  The Company disagrees that the mere announcement of a business combination constitutes the initiation of a tender offer.  In the context of a blank check company that would be required to conduct a tender offer to redeem its securities from shareholders (for example, in the context of a foreign private issuer), the Company acknowledges that the Staff takes the position that the announcement of a business combination constitutes the announcement of a tender offer.  However, when a company may elect to conduct its redemption process in one of two ways, either through a vote or through a tender offer (which choice is available to the Company), the announcement that such company has located a target business, without indication of whether such company will conduct a vote or a tender offer, would not be equivalent to announcing a tender offer.

Notwithstanding the foregoing, the Company has revised the Amended S-1 on pages 6, 27, 40, 70, 78 and 93 to indicate that the 10b5-1 plan will terminate upon announcement of the business combination.

2.
Please disclose that purchasers in the initial public offering who sell in the market while the 10b5-1 repurchase plan is in effect with a limit order of $5.70 may obtain a lower price than they could receive upon redemption.  Confirm in your response letter that the price of such repurchases under the 10b5-1 plan will be disclosed in the tender offer documents.

COMPANY RESPONSE:  The disclosure on pages 28, 70, 78 and 94 has been revised in accordance with the Staff’s comments.  In addition, in the event that the Company commences a tender offer in connection with an initial business combination, the price of any repurchases made under the Company’s 10b5-1 plan will be disclosed in the tender offer documents relating to such initial business combination.

Kathleen Krebs February 4, 2011 Page 3

3.
We note your response to comment two from our letter dated January 21, 2011 that all of your outstanding securities are held by, and all of your officers and directors are, United States residents.  Please reconcile with the disclosure contained throughout your prospectus indicating that it may be difficult to effect service of process or enforce judgments against your officers and directors because each is a PRC citizen and all or substantially all of their assets are located outside the United States.

COMPANY RESPONSE:  While all of the Company’s outstanding securities continue to be held by, and all of the Company’s officers and directors are, United States residents (as noted on page 109 of the Amended S-1, they all own or rent property in the United States), they are all also citizens of the People’s Republic of China.  The disclosure in the prospectus indicating that it may be difficult to effect service of process or enforce judgments against the Company’s officers and directors because each is a PRC citizen and all or a substantial portion (not “substantially all”, as indicated in the Staff’s comment) of their assets are located outside the United States is accurate due to the fact that, as previously stated, all of the Company’s officers and directors are PRC citizens and have assets in the PRC.  In addition, the majority of this disclosure appears in the Risk Factors section of the Registration Statement and is intended to provide the Company’s investors with a worst-case scenario risk.

4.
We note your response to comment two from our letter dated January 21, 2011 regarding the fact that the one-half warrant and ordinary share included within a subunit will not trade separately until after the completion of the initial business combination.  Please explain why the prospectus cover page discloses that you expect the ordinary shares will be quoted on the OTC Bulletin Board at the time the securities comprising the units being separate trading and why you list the proposed trading symbol for the ordinary shares on page 20 under the summary of the offering.

COMPANY RESPONSE:  The disclosure on the cover page has been revised in accordance with the Staff’s comment to remove the disclosure that the Company expects the ordinary shares will be quoted on the OTC Bulletin Board at the time the securities comprising the units begin separate trading.  In addition, the Company has removed the proposed trading symbol for the ordinary shares on page 20 under the summary of the offering.

5.	Please explain to us the reasons for the changes to the purchase of warrants by EarlyBirdCapital.

COMPANY RESPONSE:  The disclosure regarding the purchase of warrants by EarlyBirdCapital was revised in Amendment No. 4 to the Registration Statement in an attempt to address issues raised by the Financial Industry Regulatory Authority (“FINRA”) regarding the underwriting compensation to be received by EarlyBirdCapital.  After discussions with FINRA, the parties determined to revert back to the original purchase concept in Amendment No. 3 to the Registration Statement (EarlyBirdCapital purchasing warrants in a private placement (the “Private Placement”) occurring simultaneously with the consummation of the

Kathleen Krebs February 4, 2011 Page 4

offering).  The Company has revised the disclosure throughout the Registration Statement to reflect the foregoing.  Additionally, the number of warrants being purchased by EarlyBirdCapital in the Private Placement has been reduced to 450,000 warrants and a group of three purchasers who are unaffiliated with the Company or with EarlyBirdCapital have committed to purchase an aggregate of 692,856 warrants in the Private Placement.

Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Loeb & Loeb LLP